UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2016
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and nine-month periods ended September 30, 2016, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	November 3, 2016

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2016

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2016

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	September 30, 2016	December 31, 2015
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$354,646	$290,011
Short-term investments		109,693	130,817
Accounts receivable, net of allowance for doubtful accounts of $7,309 and $7,255 in 2016 and 2015, respectively		260,039	273,853
Income taxes receivable		26,443	26,940
Inventories, net	(11)	144,710	136,586
Prepaid expenses and other current assets		67,529	70,121
Deferred income taxes		—	33,068
Total current assets		963,060	961,396
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $456,290 and $409,634 in 2016 and 2015, respectively		460,509	442,944
Goodwill	(6)	1,962,514	1,875,698
Intangible assets, net of accumulated amortization of $932,096 and $827,084 in 2016 and 2015, respectively	(6)	623,272	636,421
Deferred income taxes		7,671	2,036
Other long-term assets (of which $9,306 and $7,472 in 2016 and 2015 due from related parties, respectively)	(5, 7, 16)	311,118	260,622
Total long-term assets		3,365,084	3,217,721
Total assets		$4,328,144	$4,179,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	September 30, 2016	December 31, 2015
		(unaudited)
Liabilities and equity
Current liabilities:
Accounts payable		$40,874	$52,306
Accrued and other current liabilities		196,963	192,069
Income taxes payable		12,284	21,515
Deferred income taxes		—	2,463
Total current liabilities		250,121	268,353
Long-term liabilities:
Long-term debt	(9)	1,069,440	1,049,026
Deferred income taxes		40,357	75,726
Other long-term liabilities	(7)	302,526	224,058
Total long-term liabilities		1,412,323	1,348,810
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—239,707 shares in 2016 and in 2015		2,812	2,812
Additional paid-in capital		1,764,653	1,741,167
Retained earnings		1,273,605	1,227,509
Accumulated other comprehensive loss	(12)	(249,070)	(259,156)
Less treasury shares at cost— 5,460 and 6,702 shares in 2016 and in 2015, respectively	(12)	(126,300)	(152,412)
Equity attributable to the owners of QIAGEN N.V.		2,665,700	2,559,920
Noncontrolling interest		—	2,034
Total equity		2,665,700	2,561,954
Total liabilities and equity		$4,328,144	$4,179,117

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Three months ended
	September 30,
	2016	2015
	(unaudited)
Net sales	$338,685	$314,561
Cost of sales	117,879	109,915
Gross profit	220,806	204,646
Operating expenses:
Research and development	36,202	35,568
Sales and marketing	94,442	88,759
General and administrative, integration and other	33,339	24,562
Acquisition-related intangible amortization	9,851	9,586
Total operating expenses	173,834	158,475
Income from operations	46,972	46,171
Other income (expense):
Interest income	1,658	1,283
Interest expense	(9,626)	(9,206)
Other expense, net	(2,374)	(684)
Total other expense, net	(10,342)	(8,607)
Income before income taxes	36,630	37,564
Income taxes	2,922	3,550
Net income	33,708	34,014
Net (loss) income attributable to noncontrolling interest	(53)	84
Net income attributable to the owners of QIAGEN N.V.	$33,761	$33,930
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.15
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

Weighted-average shares outstanding
Basic	235,157	233,607
Diluted	238,343	237,105

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Nine months ended
	September 30,
	2016	2015
	(unaudited)
Net sales	$971,476	$932,446
Cost of sales	355,025	329,388
Gross profit	616,451	603,058
Operating expenses:
Research and development	118,082	107,471
Sales and marketing	287,185	267,200
General and administrative, integration and other	89,943	78,210
Acquisition-related intangible amortization	29,387	28,888
Total operating expenses	524,597	481,769
Income from operations	91,854	121,289
Other income (expense):
Interest income	4,676	3,028
Interest expense	(28,370)	(27,746)
Other expense, net	(41)	(10,585)
Total other expense, net	(23,735)	(35,303)
Income before income taxes	68,119	85,986
Income taxes	(1,426)	7,502
Net income	69,545	78,484
Net loss attributable to noncontrolling interest	(101)	(46)
Net income attributable to the owners of QIAGEN N.V.	$69,646	$78,530
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.30	$0.34
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.29	$0.33

Weighted-average shares outstanding
Basic	234,668	233,407
Diluted	237,453	237,172

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

		Three Months Ended
		September 30,
		2016	2015
		(unaudited)
Net income		$33,708	$34,014
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges, before tax	(7)	(6,937)	1,488
Reclassification adjustments on cash flow hedges, before tax	(7)	1,062	415
Cash flow hedges, before tax		(5,875)	1,903
Losses on marketable securities, before tax		(63)	—
Foreign currency translation adjustments, before tax		4,276	(51,687)
Other comprehensive loss, before tax		(1,662)	(49,784)
Income tax relating to components of other comprehensive loss		1,559	229
Total other comprehensive loss, after tax		(103)	(49,555)
Comprehensive income (loss)		33,605	(15,541)
Comprehensive income attributable to the noncontrolling interest		42	205
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.		$33,563	$(15,746)

		Nine Months Ended
		September 30,
		2016	2015
		(unaudited)
Net income		$69,545	$78,484
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges, before tax	(7)	(11,762)	1,488
Reclassification adjustments on cash flow hedges, before tax	(7)	4,932	415
Cash flow hedges, before tax		(6,830)	1,903
Losses on marketable securities, before tax		(1,252)	—
Foreign currency translation adjustments, before tax		17,182	(112,093)
Other comprehensive income (loss), before tax		9,100	(110,190)
Income tax relating to components of other comprehensive income (loss)		1,632	(137)
Total other comprehensive income (loss), after tax		10,732	(110,327)
Comprehensive income (loss)		80,277	(31,843)
Comprehensive income attributable to the noncontrolling interest		545	410
Comprehensive income (loss) attributable to the owners of QIAGEN N.V.		$79,732	$(32,253)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2015		239,707	$2,812	$1,741,167	$1,227,509	$(259,156)	(6,702)	$(152,412)	$2,559,920	$2,034	$2,561,954
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(2,624)	(2,624)
Acquisition of Exiqon A/S	(3)	—	—	—	—	—	—	—	—	5,519	5,519
Acquisition of Exiqon A/S shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(5,474)	(5,474)
Net income (loss)		—	—	—	69,646	—	—	—	69,646	(101)	69,545
Unrealized loss, net on hedging contracts	(7)	—	—	—	—	(8,821)	—	—	(8,821)	—	(8,821)
Realized loss, net on hedging contracts	(7)	—	—	—	—	3,699	—	—	3,699	—	3,699
Unrealized loss, net on marketable securities	(5)	—	—	—	—	(1,252)	—	—	(1,252)	—	(1,252)
Translation adjustment, net	(12)	—	—	—	—	16,460	—	—	16,460	646	17,106
Issuance of common shares in connection with stock plan		—	—	—	(23,550)	—	1,242	26,112	2,562	—	2,562
Share-based compensation	(15)	—	—	23,038	—	—	—	—	23,038	—	23,038
Tax benefit of employee stock plans		—	—	448	—	—	—	—	448	—	448
BALANCE AT SEPTEMBER 30, 2016		239,707	$2,812	$1,764,653	$1,273,605	$(249,070)	(5,460)	$(126,300)	$2,665,700	$—	$2,665,700

BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,823,171	$1,125,686	$(134,735)	(7,684)	$(167,190)	$2,649,744	$8,255	$2,657,999
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(6,367)	(6,367)
Net income (loss)		—	—	—	78,530	—	—	—	78,530	(46)	78,484
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Redemption of subscription receivables		—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
Unrealized gain, net on hedging contracts		—	—	—	—	1,116	—	—	1,116	—	1,116
Realized loss, net on hedging contracts		—	—	—	—	311	—	—	311	—	311
Translation adjustment, net		—	—	—	—	(112,210)	—	—	(112,210)	456	(111,754)
Purchase of treasury shares		—	—	—	—	—	(842)	(20,818)	(20,818)	—	(20,818)
Issuance of common shares in connection with stock plan		—	—	—	(23,080)	—	1,646	32,198	9,118	—	9,118
Share-based compensation		—	—	22,575	—	—	—	—	22,575	—	22,575
Excess tax benefit of employee stock plans		—	—	2,513	—	—	—	—	2,513	—	2,513
BALANCE AT SEPTEMBER 30, 2015		239,707	$2,812	$1,735,361	$1,181,136	$(245,518)	(6,880)	$(155,810)	$2,517,981	$2,298	$2,520,279

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Nine months ended
		September 30,
	Note	2016	2015
Cash flows from operating activities:		(unaudited)
Net income		$69,545	$78,484
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		156,695	139,666
Non-cash impairments	(5)	—	2,189
Amortization of debt discount and issuance costs		15,288	14,908
Share-based compensation expense	(15)	23,038	22,575
Excess tax benefits from share-based compensation		(448)	(2,513)
Deferred income taxes		(11,695)	(7,899)
Loss on early redemption of debt	(9)	717	7,564
(Gain) loss on marketable securities		(1,360)	1,948
Changes in fair value of contingent consideration	(8)	(5,501)	(2,466)
Other items, net including fair value changes in derivatives		3,621	8,774
Net changes in operating assets and liabilities:
Accounts receivable		19,050	5,221
Inventories		(13,602)	(24,992)
Prepaid expenses and other		7,856	35,106
Other long-term assets		4,607	4,225
Accounts payable		(14,876)	(3,411)
Accrued and other current liabilities		(6,270)	(20,440)
Income taxes		(1,121)	(19,301)
Other long-term liabilities		(3,965)	(8,903)
Net cash provided by operating activities		241,579	230,735
Cash flows from investing activities:
Purchases of property, plant and equipment		(54,846)	(67,683)
Proceeds from sale of equipment		22	103
Purchases of intangible assets		(12,694)	(14,432)
Purchases of investments		(21,375)	(5,596)
Cash paid for acquisitions, net of cash acquired		(90,490)	(7,097)
Purchases of short-term investments		(436,249)	(190,508)
Proceeds from sales of short-term investments		458,883	274,125
Other investing activities		(6,505)	(6,055)
Net cash used in investing activities		(163,254)	(17,143)
Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(9)	—	(86)
Repayment of long-term debt	(9)	(6,738)	(251,398)
Principal payments on capital leases		(949)	(809)
Proceeds from subscription receivables		—	97
Excess tax benefits from share-based compensation		448	2,513
Proceeds from issuance of common shares		2,562	9,117
Purchase of treasury shares	(12)	—	(20,818)
Other financing activities	(3)	(11,156)	(836)
Net cash used in financing activities		(15,833)	(262,220)
Effect of exchange rate changes on cash and cash equivalents		2,143	(13,088)
Net increase (decrease) in cash and cash equivalents		64,635	(61,716)
Cash and cash equivalents, beginning of period		290,011	392,667
Cash and cash equivalents, end of period		$354,646	$330,951

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 130 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
On June 28, 2016, we acquired Exiqon A/S, located in Vedbaek, Denmark and on November 20, 2015, we acquired MO BIO Laboratories, Inc., located in Carlsbad, California. Accordingly, at the acquisition date, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition date.
Certain reclassifications of prior year amounts have been made to conform to the current year presentation in the condensed consolidated statement of cash flows. For the nine-month period ended September 30, 2016, the amounts related to the amortization of debt discount and issuance costs and loss on marketable securities have been reclassified from other items, net and are now stated separately in the consolidated statements of cash flows. These reclassifications had no effect on cash provided by operating activities or total cash flows.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2015 including the adoption of new standards and interpretations as of January 1, 2016.
Adoption of New Accounting Standards

In November 2015, the FASB issued Accounting Standard Update No. 2015-17 (ASU 2015-17), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. We elected to adopt the amendments in the first quarter of 2016 prospectively in advance of the timeline in which we were required to adopt the amendments and accordingly the prior period has not been retrospectively adjusted. The adoption did not have a material impact on our condensed consolidated financial statements.
In September 2015, the FASB issued Accounting Standards Update No. 2015-16 (ASU 2015-16), Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. The amendments require that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer records, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments became effective for our financial statements beginning in the first quarter of 2016.
In April 2015, the FASB issued Accounting Standards Update No. 2015-05 (ASU 2015-05), Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This amendment provides guidance to help entities determine whether a cloud computing arrangement contains a software license that should be accounted for as internal-use software or as a service contract. ASU 2015-05 became effective for our financial statements beginning in the first quarter of 2016 and has been applied on a prospective basis.
In April 2015, the FASB issued Accounting Standards Update No. 2015-03 (ASU 2015-03) Interest: Imputation of Interest (Subtopic 835-30) requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. ASU 2015-03 does not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. The FASB issued Accounting Standards Update No. 2015-15, Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff indicated that it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 became effective for us beginning in the first quarter of 2016 and was applied on a retrospective basis wherein the balance sheet of each period presented is adjusted to reflect the period-specific effects of applying the new guidance. As of December 31, 2015, the effect of the change in balance sheet presentation was a reduction in prepaid expenses and other current assets of $0.2 million and a reduction in other long-term assets of $10.3 million. These amounts are then presented net against the long-term debt liability.
In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) Consolidation (Topic 810): Amendments to the Consolidation Analysis. The new standard modifies current guidance on consolidation under the variable interest model and the voting model. ASU 2015-02 became effective for us in the first quarter of 2016. The adoption did not have an impact on our condensed consolidated financial statements.
New Accounting Standards Not Yet Adopted
In August 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU No. 2016-15), Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), which addresses eight classification issues related to the statement of cash flows:

•	debt prepayment or debt extinguishment costs;

•	settlement of zero-coupon bonds;

•	contingent consideration payments made after a business combination;

•	proceeds from the settlement of insurance claims;

•	proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	distributions received from equity method investees;

•	beneficial interests in securitization transactions; and

•	separately identifiable cash flows and application of the predominance principle.

ASU 2016-15 will become effective for us for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We will be required to apply this ASU using a retrospective transition method to each period presented other than for issues where application would be impracticable in which case we will be permitted to apply the amendments for those issues prospectively as of the earliest date practicable. The new guidance will become effective for us on January 1, 2018. We are currently evaluating the potential impact of ASU 2016-15 on our consolidated financial statements.
In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new guidance will become effective for us beginning on January 1, 2020. We are currently evaluating the potential impact ASU 2016-13 may have on our consolidated financial statements.
In March 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), Compensation--Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance will become effective for us beginning January 1, 2017. We are currently evaluating the potential impact ASU 2016-09 may have on our consolidated financial statements.
In March 2016, the FASB also issued Accounting Standards Update No. 2016-07 (ASU 2016-07), Investments--Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The amendments in ASU 2016-17 eliminate the requirement to retroactively adopt the equity method of accounting. The new guidance will become effective for us beginning on January 1, 2017.
In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842). The objective of ASU 2016-02 is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 will become effective for us beginning in the first quarter of 2019. We are currently evaluating the potential impact ASU 2016-02 may have on our consolidated financial statements.
In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by:

•
requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•
requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•
eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•
requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The amendments will become effective for our financial statements beginning in the first quarter of 2018. We are currently evaluating the impact ASU 2016-01 may have on our consolidated financial statements.
In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), Inventory: (Topic 330): Simplifying the Measurement of Inventory requiring in scope inventory, including inventory measured using first-in, first out (FIFO) or average cost, to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for us beginning in the first quarter of 2017. We are currently evaluating the potential impact ASU 2015-11 may have on our consolidated financial statements.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers: (Topic 606) which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). In August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14), Revenue from Contracts with Customers: (Topic 606): Deferral of the Effective Date which defers the effective date of ASU 2014-09 to interim and annual reporting periods beginning after December 15, 2017. The FASB has continued to issue accounting standards updates to clarify and provide implementation guidance related to Revenue from Contracts with Customers, including ASU 2016-08 Revenue from Contract with Customers: Principal versus Agent Considerations, ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. An entity should apply the amendments either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. Early adoption is permitted only as of interim and annual reporting periods beginning after December 15, 2016. We are currently evaluating the impact its adoption would have on our financial position, results of operations or cash flows and plan to adopt these amendments in the first quarter of 2018.

3.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2016 Acquisition
During the second quarter of 2016, we acquired a majority shareholding in Exiqon A/S (Exiqon), a publicly traded Danish company headquartered in Vedbaek, Denmark, which is a leading provider of RNA analysis solutions with a proprietary Locked Nucleic Acid (LNA) technology. The acquisition will expand our leadership position in Sample to Insight solutions for RNA analysis. On June 28, 2016, we paid DKK 627.4 million ($95.2 million) for approximately 94.52% of the outstanding Exiqon common shares. On the acquisition date, the fair value of the remaining shares was $5.5 million. The fair value of this noncontrolling share was based on reference to quoted market values of Exiqon stock. Since the acquisition date, we have acquired the remaining Exiqon shares for $5.5 million in cash, which is included in other financing activities in the accompanying condensed consolidated statements of cash flows, and as of September 30, 2016 we held 100% of Exiqon's shares. For the three and nine-month periods ended September 30, 2016, acquisition-related costs of $1.1 million and $4.7 million are included in general, administrative, integration and other in the accompanying condensed consolidated statements of income, respectively.
The allocation of the purchase price is preliminary and is not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of intangible assets acquired, the related deferred taxes and the deferred tax asset on tax loss carry forwards.
The preliminary purchase price allocation as of September 30, 2016 did not differ from the preliminary purchase price allocation as of June 30, 2016 other than a $9.4 million increase in developed technology, a $9.1 million increase in deferred tax asset on tax loss carry forwards, a $2.8 million decrease in customer relationships, a $1.2 million increase of long-term deferred tax liability and an additional $0.3 increase of other opening balance sheet liabilities. The corresponding impact for these adjustments was a decrease to goodwill of $14.2 million. These changes were not material to the condensed consolidated financial statements.

(in thousands)	Exiqon acquisition

Purchase Price:
Cash consideration	$95,163
Fair value of remaining shares	5,519
$100,682

Preliminary Allocation:
Cash and cash equivalents	$4,824
Accounts receivable	3,581
Inventory	1,553
Prepaid expenses and other current assets	1,499
Accounts payable	(1,289)
Accruals and other current liabilities	(11,587)
Debt assumed	(6,068)
Other long term liabilities	(197)
Deferred tax asset on tax loss carry forwards	9,860
Fixed and other long term assets	2,869
Developed technology	18,500
Customer relationships	3,800
Tradenames	1,400
Goodwill	77,318
Deferred tax liability on fair value of identifiable intangible assets acquired	(5,381)
$100,682
The weighted average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of Exiqon did not have a material impact to net sales, net income or earnings per share on a pro forma basis.
Other Acquisitions
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (QIAGEN Marseille), a publicly listed company founded and based in Marseille, France. In 2015, QIAGEN Marseille, a fully consolidated entity, sold all of its assets and liabilities, with the exception of its intellectual property portfolio. During 2015, we acquired additional QIAGEN Marseille shares through a tender offer for a total of $8.0 million and held 97.22% of the QIAGEN Marseille shares as of December 31, 2015. Per the terms of the tender offer, $2.5 million was set aside as of December 31, 2015 in restricted cash for the remaining shares which were acquired in the first quarter of 2016 and as of September 30, 2016 we held 100% of the QIAGEN Marseille shares.

4.	Restructuring
Late in 2014, we implemented restructuring efforts to further streamline operations as part of a commitment to continuous improvement and related to our strategic focus on our growth drivers. No additional costs were incurred in 2015 or 2016 and we do not expect to record additional restructuring charges related to this program.
The following table summarizes the components of the 2014 restructuring costs. At December 31, 2015, a restructuring accrual of $4.1 million was recorded in accrued and other current liabilities in the accompanying condensed consolidated balance sheets. At

September 30, 2016, no further amounts were payable under the restructuring program.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2015	$469	$3,428	$214	$4,111
Payments	(143)	(3,428)	(214)	(3,785)
Release of excess accrual	(325)	—	—	(325)
Foreign currency translation adjustment	(1)	—	—	(1)
Balance at September 30, 2016	$—	$—	$—	$—

5.	Investments
We have made strategic investments in certain companies that are accounted for using the equity- or cost-method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.
As of September 30, 2016 and December 31, 2015, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $38.2 million and $17.2 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. In April 2016, we entered into a new $20.0 million cost-method investment. In August 2016, we converted a $0.6 million short-term loan into additional ownership interest of one of our cost-method investments. The fair-values of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the nine-month period ended September 30, 2015, we recorded impairments of cost method investments totaling $2.2 million in other expense, net in the accompanying condensed consolidated statement of income.
As of September 30, 2016 and December 31, 2015, we had a total of equity-method investments in non-publicly traded companies of $17.3 million and $16.7 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets.
During 2015, our former cost-method investment in Curetis AG was reclassified as a long-term marketable security upon the completed initial public offering of the shares of its Dutch holding company, Curetis N.V. As a result we hold 320,712 shares, with a cost basis of $2.3 million. As of September 30, 2016 and December 31, 2015, the fair market value of these shares was $2.2 million and $3.5 million, respectively, included in other long-term assets in the accompanying condensed consolidated balance sheets.

6.	Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2016 and December 31, 2015:

	September 30, 2016		December 31, 2015
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$402,189	$(231,024)	$338,175	$(205,880)
Developed technology	720,785	(460,316)	693,294	(409,374)
Customer base, non-compete agreements and trademarks	432,394	(240,756)	432,036	(211,830)
	$1,555,368	$(932,096)	$1,463,505	$(827,084)
Unamortized Intangible Assets:
Goodwill	$1,962,514		$1,875,698
The changes in intangibles assets in 2016 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2015	$636,421	$1,875,698
Additions	65,094	—
Purchase adjustments	(321)	329
Acquisitions	23,700	77,318
Amortization	(102,438)	—
Foreign currency translation adjustments	816	9,169
Balance at September 30, 2016	$623,272	$1,962,514
Cash paid for purchases of intangibles assets during the nine-month period ended September 30, 2016 totaled $12.7 million, of which $2.9 million is related to prepayments recorded in other long term assets in the accompanying condensed consolidated balance sheet as of September 30, 2016. Intangible asset additions of $65.1 million includes $9.8 million of cash paid during the nine-month period ended September 30, 2016, together with $4.9 million of additions which were previously recorded as prepayments and $50.4 million of additions which were accrued as of September 30, 2016. Of the accrued additions, $48.9 million relate to licenses for which fixed payments are expected to occur through the end of the license term in 2024.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2016 resulted primarily from the acquisition of Exiqon as further discussed in Note 3, "Acquisitions" and changes in foreign currency translation.
For the three- and nine-month periods ended September 30, 2016 and 2015, amortization expense on intangible assets totaled approximately $34.6 million and $102.4 million, and $33.5 million and $98.0 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in millions)
2017	$131.0
2018	$108.5
2019	$87.7
2020	$61.1
2021	$53.5

7.	Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In 2015, we agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of September 30, 2016, we had a liability of $5.3 million recorded in accrued and other current liabilities and had an asset of $2.7 million from posted collateral recorded in prepaid and other assets in the accompanying condensed consolidated balance sheet. As of December 31, 2015, we had a liability position of $7.8 million recorded in accrued and other current liabilities in the accompanying condensed consolidated balance sheet.
As of September 30, 2016 and December 31, 2015, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In the first nine months of 2016 and in 2015, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of September 30, 2016, we expect that no significant amount of derivative gains included in accumulated other comprehensive income will be reclassified into income during the next 12 months. These cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.

As of September 30, 2016 and December 31, 2015, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In the first nine months of 2016 and in 2015, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2016, the €180.0 million notional swap amount had a fair value of $6.4 million recorded within other long-term liabilities and accrued and unpaid interest of $0.5 million which is recorded in other long-term assets in the accompanying condensed consolidated balance sheet. As of December 31, 2015, this swap had a fair value of $5.3 million and accrued and unpaid interest of $1.6 million which are both recorded in other long-term assets in the accompanying condensed consolidated balance sheet.
During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2016, the $200.0 million notional swap amount had a fair value of $10.5 million and accrued and unpaid interest of $1.8 million which are both recorded in other long-term assets in the accompanying condensed consolidated balance sheet. At December 31, 2015, this swap had a fair value of $5.0 million and accrued and unpaid interest of $0.8 million which are both recorded in other long-term assets in the accompanying condensed consolidated balance sheet.
Call Options
We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 9, “Debt.” We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million, (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. The Call Options are intended to offset cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million for the Call Options, we will not be required to make any cash payments under the Call Options. We will however be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock are the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 8, “Fair Value Measurements.” The fair value of the Call Options at September 30, 2016 and December 31, 2015 was approximately $203.4 million and $169.0 million, respectively, which is recorded in other long-term assets in the accompanying condensed consolidated balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our condensed consolidated statements of income in other income (expense), net. For the nine months ended September 30, 2016 and September 30, 2015, the change in the fair value of the Call Options resulted in gains of $34.3 million and $1.1 million, respectively. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income in other income (expense), net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 9, “Debt.” The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 8, “Fair Value Measurements.” The fair value of the embedded cash conversion option at September 30, 2016 and December 31, 2015 was approximately $205.9 million and $171.0 million, respectively, and is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. For the nine months ended September 30, 2016 and September 30, 2015, the change in the fair value of the embedded cash conversion option resulted in losses of $34.9 million and $1.5 million, respectively, recognized in our condensed consolidated statements of income in other income (expense), net.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at September 30, 2016, an aggregate notional value of $303.8 million and fair value of $2.4 million included in prepaid and other assets and $2.9 million included in accrued and other current liabilities, which expire at various dates through December 2017. We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2015, an aggregate notional value of $264.2 million and fair values of $1.4 million and $0.5 million included in prepaid and other assets and accrued and other current liabilities, respectively, which expired at various dates through March 2016. The transactions have been entered into to offset the effects from balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense), net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of September 30, 2016 and December 31, 2015:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	9/30/2016	12/31/2015	9/30/2016	12/31/2015
Derivative instruments designated as hedges
Interest rate contracts(1)	$12,717	$12,687	$(6,425)	$—
Total derivative instruments designated as hedges	$12,717	$12,687	$(6,425)	$—
Undesignated derivative instruments
Call spread overlay	$203,357	$169,037	$(205,855)	$(170,951)
Foreign exchange contracts	2,444	1,393	(2,930)	(525)
Total undesignated derivative instruments	$205,801	$170,430	$(208,785)	$(171,476)
_________________
(1) The fair value amounts for the interest rate contracts include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains and losses on derivative instruments for the three and nine months ended September 30, 2016 and 2015:

Three months ended September 30, 2016 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$(6,937)	Other (expense) income, net	$1,062	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$(2,264)

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,478)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	1,472
				$(6)

Three months ended September 30, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$1,488	Other (expense) income, net	$415	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$5,194

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(498)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	(1,206)
				$(1,704)

Nine months ended September 30, 2016 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$(11,762)	Other (expense) income, net	$4,932	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$5,475

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(584)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	(1,653)
				$(2,237)

Nine months ended September 30, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash flow hedges
Interest rate contracts	$1,488	Other (expense) income, net	$415	n/a

Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$4,806

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(375)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	15,444
				$15,069
The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

8.	Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of marketable securities as discussed in Note 5 and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 9, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-

traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 9, "Debt", and Note 7, "Derivatives and Hedging," for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of September 30, 2016 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 0.7% and 2.2%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and December 31, 2015:

	As of September 30, 2016				As of December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,917	$105,776	$—	$109,693	$3,674	$127,143	$—	$130,817
Marketable securities	2,234	—	—	2,234	3,485	—	—	3,485
Call option	—	203,357	—	203,357	—	169,037	—	169,037
Foreign exchange contracts	—	2,444	—	2,444	—	1,393	—	1,393
Interest rate contracts	—	12,717	—	12,717	—	12,687	—	12,687
	$6,151	$324,294	$—	$330,445	$7,159	$310,260	$—	$317,419
Liabilities:
Foreign exchange contracts	$—	$(2,930)	$—	$(2,930)	$—	$(525)	$—	$(525)
Interest rate contracts	—	(6,425)	—	(6,425)	—	—	—	—
Cash conversion option	—	(205,855)	—	(205,855)	—	(170,951)	—	(170,951)
Contingent consideration	—	—	(9,598)	(9,598)	—	—	(17,678)	(17,678)
	$—	$(215,210)	$(9,598)	$(224,808)	$—	$(171,476)	$(17,678)	$(189,154)
For liabilities with Level 3 inputs, the following table summarizes the activity for the nine months ended September 30, 2016:

(in thousands)	Contingent Consideration
Beginning Balance at December 31, 2015	$(17,678)
Additions	(536)
Payments	3,120
Gain included in earnings	5,501
Foreign currency translation adjustments	(5)
Ending balance at September 30, 2016	$(9,598)
As of September 30, 2016, of the total $9.6 million accrued for contingent consideration, $6.7 million is included in other long-term liabilities and $2.9 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet. During 2016, a $5.5 million gain for the reduction in the fair value of contingent consideration related to unmet milestones was recognized in general and administrative, integration and other in the accompanying condensed consolidated statement of income.
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the nine-month periods ended September 30, 2016 and 2015 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9.	Debt
Our credit facilities available and undrawn at September 30, 2016 total €436.6 million (approximately $487.3 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2020 of which no amounts were utilized at September 30, 2016 or at December 31, 2015, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of September 30, 2016 or as of December 31, 2015. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2016. The credit facilities are for general corporate purposes.
At September 30, 2016 and December 31, 2015, long-term debt, net of debt issuance costs of $8.7 million and $10.6 million, respectively, consists of the following:

(in thousands)	2016	2015
3.19% Series A Senior Notes due October 2019	$74,679	$73,790
3.75% Series B Senior Notes due October 2022	307,683	302,943
3.90% Series C Senior Notes due October 2024	26,907	26,898
0.375% Senior Unsecured Cash Convertible Notes due 2019	399,850	391,111
0.875% Senior Unsecured Cash Convertible Notes due 2021	260,321	254,284
Total long-term debt	$1,069,440	$1,049,026
Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes.” The aggregate net proceeds of the Cash Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right.
Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
The Cash Convertible Notes are convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and through September 18, 2020 for the 2021 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes;

•
during the five business day period immediately after any ten consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness.
The initial conversion rate is 7,056.7273 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an initial conversion price of approximately $28.34 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the 2019 Notes or 2021 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
The Cash Convertible Notes are senior unsecured obligations, and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Cash Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is unsubordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of operations until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 7, “Derivatives and Hedging.”
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of September 30, 2016, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately three and five years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the Level 2 fair value of the 2019 Notes was $480.5 million and $495.5 million and the fair value of the 2021 Notes was $351.2 million and $356.1 million, at September 30, 2016 and December 31, 2015, respectively.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and are being amortized over the terms of the Cash Convertible Notes.
Interest expense related to the Cash Convertible Notes was comprised of the following:

	Three months ended
	September 30,
(in thousands)	2016	2015
Coupon interest	$1,059	$1,059
Amortization of original issuance discount	4,394	4,251
Amortization of debt issuance costs	572	557
Total interest expense related to the Cash Convertible Notes	$6,025	$5,867

	Nine months ended
	September 30,
(in thousands)	2016	2015
Coupon interest	$3,178	$3,178
Amortization of original issuance discount	13,073	12,649
Amortization of debt issuance costs	1,703	1,660
Total interest expense related to the Cash Convertible Notes	$17,954	$17,487

Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are derivative financial instruments and are discussed further in Note 7, “Derivatives and Hedging.” The Warrants are equity instruments and are further discussed in Note 12, “Equity.”
Aside from the initial payment of a premium of $105.2 million for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any additional proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which are being amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2016. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of September 30, 2016 and December 31, 2015 was approximately $413.1 million and $399.3 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 7 "Derivatives and Hedging."
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other (expense) income, net. The repayment amount was allocated to the loan and warrants on a relative fair value basis with $113.0 million recorded against additional paid in capital for the redemption of the warrant subscription receivable. Subsequent to these transactions, QIAGEN Finance was liquidated.
Other Notes Payable
On June 28, 2016, we assumed notes payable totaling DKK 40.0 million as part of the acquisition of Exiqon. As discussed in Note 3, "Acquisitions" above, the allocation of the purchase price is preliminary. During the three-month period ended September 30, 2016, we repaid the notes in full in the aggregate amount of $6.7 million and recognized a loss in other expense, net of $0.7 million from the early extinguishment of debt.

10.	Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rates for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to effective tax rates ranging from zero to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the third quarters of 2016 and 2015, our effective tax rates were 8.0% and 9.5%, respectively. In the nine-month periods ended September 30, 2016 and September 30, 2015, the effective tax rates were (2.1)% and 8.7%, respectively. During the nine-month period ended September 30, 2016, we released $6.8 million of unrecognized tax benefits due to the closure of a tax audit and lapse of statute of limitations. Additionally in 2016 and 2015, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At September 30, 2016, our net unrecognized tax benefits totaled approximately $11.4 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $1.1 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2011. During the first quarter of 2016, the U.S. tax authority (Internal Revenue Service) concluded its federal audit of our U.S. tax returns for 2011 and 2012 and we were not required to make any adjustments to those tax returns.
As of September 30, 2016, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

11.	Inventories
The components of inventories consist of the following as of September 30, 2016 and December 31, 2015:

(in thousands)	September 30, 2016	December 31, 2015
Raw materials	$29,728	$27,051
Work in process	30,664	21,066
Finished goods	84,318	88,469
Total inventories	$144,710	$136,586

12.	Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 9, “Debt”) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $68.9 million are included as additional paid in capital in the accompanying condensed consolidated balance sheet. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Programs
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015.

On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program which is expected to be completed by the end of 2017.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Synthetic Share Repurchase Program
In August 2016, we announced our plan to return approximately $250 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. These actions, which will lead to an adjustment in our share capital, have been used previously by other large, multinational Dutch companies as an efficient way to provide return of capital to shareholders. The proposal was approved by shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016, and is expected to have an effect similar to QIAGEN repurchasing approximately $250 million of its own shares, but will enable the return of capital to all shareholders in a much faster and more efficient way than through a traditional open-market repurchase program. We intend to fund the capital repayment, from existing cash reserves and expect to maintain our current unrated, investment-grade credit profile. The related series of transactions are expected to be completed in early January 2017, in part due to a Dutch legal requirement for a two-month creditor objection period of the shareholder approved proposal. No Dutch dividend withholding tax is expected to be applicable as a result of these transactions.

Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive income (loss) as of September 30, 2016 and December 31, 2015:

(in thousands)	September 30, 2016	December 31, 2015
Net unrealized (loss) gain on hedging contracts, net of tax	$(5,074)	$48
Net unrealized (loss) gain on marketable securities, net of tax	(37)	1,215
Net unrealized loss on pension, net of tax	(2,148)	(2,148)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $7.3 million and $7.4 million in 2016 and 2015, respectively	(15,028)	(15,497)
Foreign currency translation adjustments	(226,783)	(242,774)
Accumulated other comprehensive loss	$(249,070)	$(259,156)

13.	Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute earnings per common share:

	Three months ended
	September 30,
(in thousands, except per share data)	2016	2015
Net income attributable to the owners of QIAGEN N.V.	$33,761	$33,930

Weighted average number of common shares used to compute basic net income per common share	235,157	233,607
Dilutive effect of stock options and restricted stock units	3,186	3,498
Weighted average number of common shares used to compute diluted net income per common share	238,343	237,105
Outstanding options and awards having no dilutive effect, not included in above calculation	—	10
Outstanding warrants having no dilutive effect, not included in above calculation	25,800	25,800

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.15
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14

	Nine months ended
	September 30,
(in thousands, except per share data)	2016	2015
Net income attributable to the owners of QIAGEN N.V.	$69,646	$78,530

Weighted average number of common shares used to compute basic net income per common share	234,668	233,407
Dilutive effect of warrants	—	181
Dilutive effect of stock options and restricted stock units	2,785	3,584
Weighted average number of common shares used to compute diluted net income per common share	237,453	237,172
Outstanding options and awards having no dilutive effect, not included in above calculation	290	47
Outstanding warrants having no dilutive effect, not included in above calculation	25,800	26,161

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.30	$0.34
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.29	$0.33

14.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $57.3 million based on the achievement of certain revenue and operating results milestones as follows: $29.7 million in the remainder of 2016, $15.5 million in 2017, $5.1 million in 2019 and $7.0 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $57.3 million total contingent obligation, we have assessed the fair value at September 30, 2016 to be $9.6 million, of which $6.7 million is included in other long-term liabilities and $2.9 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that are likely to be claimed by QIAGEN amount to $2.5 million as of September 30, 2016 and December 31, 2015 and are recorded as an asset in other long-term assets and in prepaid expenses and other current assets, respectively, in the accompanying condensed consolidated balance sheets.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $2.7 million and $2.6 million as of September 30, 2016 and December 31, 2015, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, we may be party to legal proceedings incidental to its business. As of September 30, 2016, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to us and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on our financial position or results of operations.
On September 9, 2016, the U.S. District Court for the Northern District of California, San Francisco Division, issued a decision in which the court granted a motion for a preliminary injunction against us as part of patent litigation filed by a competitor. The lawsuit alleges infringement of U.S. Patent 7,566,537 by our GeneReader NGS System. The latest decision comes as part of a long-standing intellectual property dispute with a competitor and complex litigation among several entities. These types of disagreements are common in the pharmaceutical and diagnostic industries, where new product launches can trigger legal actions by other parties to defend their positions. No meaningful revenue contributions from the GeneReader NGS System were included in our internal financial forecasts for 2016 due to the early launch stage of the system and because commercialization only began in December 2015. As a result of this court decision, which only applies to the U.S., and also in light of the forthcoming upgrade to the component under dispute that is not expected to be impacted by this decision, we neither expect a material financial impact from this decision on our financial outlook for full-year 2016 nor do we currently anticipate any material changes to our internal financial projections for 2017. A trial for this case is currently scheduled to begin in November 2017.

15.	Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. We did not grant any stock awards during the three-month period ended September 30, 2016. During the nine-month period ended September 30, 2016, we granted 1.0 million stock awards. During the three- and nine-month periods ended September 30, 2015, we granted 0.1 million and 1.7 million stock awards.
At September 30, 2016, there was $67.5 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a weighted-average period of 3.69 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2016 and 2015 is comprised of the following:

	Three months ended
	September 30,
Compensation Expense (in thousands)	2016	2015
Cost of sales	$921	$347
Research and development	1,507	921
Sales and marketing	2,008	(146)
General and administrative, integration and other	4,722	1,423
Share-based compensation expense before taxes	9,158	2,545
Less: income tax benefit	2,075	570
Net share-based compensation expense	$7,083	$1,975

	Nine months ended
	September 30,
Compensation Expense (in thousands)	2016	2015
Cost of sales	$2,044	$1,956
Research and development	4,392	4,733
Sales and marketing	4,884	5,188
General and administrative, restructuring, integration and other	11,718	10,698
Share-based compensation expense before taxes	23,038	22,575
Less: income tax benefit	5,210	5,398
Net share-based compensation expense	$17,828	$17,177
Total share-based compensation expense for the three-month period ended September 30, 2015 was lower compared to the same period in 2016 following a reassessment on stock units with performance criteria in 2015. No compensation cost was capitalized in inventory at September 30, 2016 or December 31, 2015 as the amounts were not material.

16.	Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We held 100% of the equity interest of QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), which was established for the purpose of issuing convertible debt. QIAGEN Finance was a variable interest entity with no primary beneficiary, and thus was not consolidated and accordingly, the convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. As discussed in Note 9, during 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance. Subsequent to these transactions, QIAGEN Finance was liquidated.
During 2015, we entered in a loan agreement for $5.0 million, bearing interest of 6% and due in January 2020 with a company in which we hold an ownership interest. In the second quarter of 2016, we increased this loan by $1.25 million resulting in a loan balance at September 30, 2016 of $6.8 million including accrued interest. Additionally in 2015, we entered into a €2.0 million ($2.5 million as of September 30, 2016 including accrued interest) loan agreement, bearing interest of 7% and due in June 2019, with another company in which we hold an ownership interest. The loans were made for general business purposes and no amounts have been repaid. These loans are included in other long-term assets in the accompanying condensed consolidated balance sheet as of September 30, 2016.
In the first quarter of 2016, we entered into a short-term $0.6 million loan arrangement with another company in which we hold an ownership interest. In August 2016, we converted this loan into additional ownership interest of the company which we account for on a cost-method as discussed in Note 5 "Investments".

17. Subsequent Event
In November 2016, we announced a series of restructuring initiatives to further improve how we operate as an organization, better allocate resources to invest for growth and develop a stronger high-performance culture. The related actions include closing two sites, expanding the use of shared service centers, realigning marketing activities within the company, and further optimizing commercial channels. We anticipate a pre-tax restructuring charge of approximately $75 million in the fourth quarter of 2016, including approximately $35 million of non-cash items. Furthermore, we plan to take pre-tax restructuring charges of approximately $10 million over the course of 2017.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2015 and under the heading "Risk Factors" below.
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of September 30, 2016, we employed approximately 4,700 people in more than 35 locations worldwide.
Sample to Insight portfolio building momentum
QIAGEN is building momentum behind its Sample to Insight portfolio and capturing growth opportunities in molecular testing along the continuum from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB Gold, the modern standard for detecting latent tuberculosis infections (LTBI), was cited in a final recommendation issued by the U.S. Preventive Services Task Force (USPSTF) in September as a test proven to be reliable. The Task Force recommended primary care clinicians screen adult patients in groups at high risk for LTBI. Also in the third quarter, QIAGEN continued to work closely with the U.S. Food and Drug Administration (FDA) to resolve issues related to a warning letter received in May 2016.

•
QIAGEN expects a strong 2016 performance for commercialization of the GeneReader NGS System despite litigation-related challenges in the United States. Development of selected chemistry components involved in GeneReader has been accelerated after a U.S. district court in California issued a preliminary injunction in September as part of patent litigation filed by a competitor. QIAGEN continues to believe its intellectual property position in next-generation sequencing is strong, and also is pursuing legal means to have this decision reviewed. As a result of the injunction, QIAGEN is currently not allowed to market or commercialize GeneReader to new U.S. customers. In the rest of the world, commercialization is gaining momentum amid very positive customer response to the first truly complete Sample to Insight NGS workflow. Outside the U.S., QIAGEN is moving forward with enhancements to GeneReader, launching protocols in October for using the QIAsymphony system as a higher-throughput option for sample processing in next-generation sequencing.

•
QIAGEN continued to expand its portfolio of liquid biopsy solutions with the launch of the QIAseq cfDNA All-in-One Kit, the first dedicated solution for use on any NGS platform that combines cell-free DNA extraction and library preparation for liquid biopsy analysis. An enhanced bioinformatics workflow for hereditary and rare diseases offers unique capabilities for research using liquid biopsies in non-invasive prenatal testing (NIPT) and cancer biomarker discovery. These universal solutions were introduced at the American Society for Human Genetics (ASHG) annual meeting in October.

Initiatives to sustain faster sales while delivering margin gains
After a period of investment to support QIAGEN’s transformation into a molecular testing leader, a series of initiatives are well underway to support faster sales momentum while delivering margin gains. Goals of the initiatives are to improve efficiency and accountability through targeted actions, and key actions are being implemented in the fourth quarter of 2016 and into 2017. The initiatives involve closing the Valencia, California, site as well as plans to spin off certain activities at the site in Hombrechtikon, Switzerland, before closure; expanding the use of shared service centers and global centers of excellence to bring together activities at key locations; streamlining selected organizational structures to reduce complexity; realigning the roles of global and regional marketing teams and also creating new global centers of excellence for certain marketing functions; and optimizing sales channels to better engage with customers, including greater use of digital channels. A pre-tax restructuring charge of approximately $75 million (or about $0.22-0.23 per share after taxes) is planned for the fourth quarter of 2016, including approximately $35 million of non-cash items. Furthermore, pre-tax restructuring charges of approximately $10 million (or about $0.03 per share after taxes) are planned to be taken over the course of 2017.
$250 million synthetic share repurchase on track for completion in January 2017
As part of a commitment to return $300 million of capital to shareholders by the end of 2017, a proposal to return $250 million to shareholders via a synthetic share repurchase received nearly 100% approval at the Extraordinary General Meeting in October 2016. This type of program, which has been used by other large, multinational Dutch companies, combines a direct capital repayment with a reverse stock split. Details and dates (including public communication of final capital repayment amount, conversion ratio and record date) will be announced following expiration of a two-month creditor objection period required under Dutch law. QIAGEN intends to return the balance of the $300 million commitment, which is funded with cash reserves, through open-market share repurchases during 2017, and expects to maintain its current unrated, investment-grade credit profile.

Three- and Nine- Month Periods Ended September 30, 2016 compared to Three- and Nine- Month Periods Ended September 30, 2015
Net Sales
In the third quarter of 2016, net sales grew 8% to $338.7 million compared to $314.6 million in the third quarter of 2015, with adverse currency movements resulting in a loss of one percentage point of sales growth and the expected impact of lower U.S. HPV test sales (2% of total sales), contributing to a loss of an additional one percentage point. When excluding the adverse currency movements, six percentage points of total growth was organic and about three percentage points of growth came from the late 2015 acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis, and the June 2016 acquisition of Exiqon A/S, a provider of RNA analysis technologies.
Net sales rose 4% in the first nine months of 2016 to $971.5 million compared to $932.4 million in the same period in 2015 with adverse currency movements resulting in a loss of two percentage points of sales growth. Net sales grew 6% excluding adverse currency movements and the expected impact of lower U.S. HPV test sales, which created a decline of two percentage points but represented only 2% of our total portfolio. Organic growth provided four percentage points and two percentage points came from the late 2015 acquisition of MO BIO Laboratories Inc. and the June 2016 acquisition of Exiqon A/S, when excluding adverse currency movements.
Net sales by product category and customer class

	Third quarter 2016			First nine months 2016
	Sales (In $ m)	% change	% of sales	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$298	8%	88%	$852	4%	88%
Instruments	$41	3%	12%	$120	3%	12%

Molecular Diagnostics(1)	$169	7%	50%	$478	3%	49%
Of which: U.S. HPV test solutions	$7	-28%	2%	$22	-37%	2%
MDx excluding U.S. HPV (1)	$162	10%	48%	$456	6%	47%
Applied Testing	$31	11%	9%	$85	4%	9%
Pharma	$66	6%	20%	$196	6%	20%
Academia	$73	9%	21%	$212	5%	22%
(1) Includes companion diagnostic co-development revenues (Q3 2016: $9 m, +41%) and 9M 2016 ($22 m, +5%)
Molecular Diagnostics delivered 7% growth reflecting adverse currency movements of two percentage points of sales growth and three percentage points due to the expected decline in U.S. HPV test sales in the third quarter of 2016. Growth in consumables sales was led by the QuantiFERON-TB test, and supported by consumables used on QIAsymphony, solid demand from customers involved in infectious disease testing, and steady instrument sales worldwide. Personalized Healthcare realized higher sales of ipsogen blood cancer tests and higher revenues from companion diagnostics projects. In the first nine months of 2016, Molecular Diagnostics sales increased 3% with adverse currency movements resulting in a loss of two percentage points of sales growth and the decline in U.S. HPV test sales resulting in a loss of four percentage points of sales growth.
Applied Testing experienced 11% growth in the third quarter of 2016 with adverse currency movements resulting in a loss of one percentage point of growth, and advanced on consumables and instruments as 2016 trends improve, with solid gains in the Americas and Asia-Pacific regions and steady performance in the Europe / Middle East / Africa (EMEA) regions. In the first nine months of 2016, Applied Testing sales grew 4% with adverse currency movements resulting in a loss of two percentage points of sales growth.
Pharma grew 6% in in the third quarter of 2016 with adverse currency movements resulting in a loss of two percentage points of sales growth. Pharma growth was supported by contributions from consumables, including the Exiqon acquisition, and supported by modest instrument growth. In the first nine months of 2016, Pharma sales increased 6% with adverse currency movements resulting in a loss of two percentage points of sales growth.
Academia grew 9% in in the third quarter of 2016 with favorable currency movements resulting in a gain of two percentage points of sales growth. In the first nine months of 2016, Academia sales increased 5%. Academia experienced growth in consumables, including the Exiqon acquisition, which offset weaker instrument sales. Sales in the Americas and Asia-Pacific regions gained against weaker sales in the EMEA regions.

Net sales by geographic region

	Third quarter 2016			First nine months 2016
	Sales (In $ m)	% change	% of sales	Sales (In $ m)	% change	% of sales
Americas(1)	$167	10%	49%	$464	4%	48%
Europe / Middle East / Africa	$100	-2%	30%	$309	4%	32%
Asia-Pacific / Japan	$70	23%	21%	$196	9%	20%
(1) Americas excluding U.S. HPV. Q3 2016 (+13%) and 9M 2016 (+7%)
Q3 and 9M 2016: Rest of world represented less than 1% of net sales.
The Americas region grew 11% (when excluding the loss of one percentage point of sales growth due to adverse currency movements and excluding the expected impact of lower U.S. HPV test sales of an additional three percentage points) on improving Life Science trends and QuantiFERON-TB gains during the three-month period ended September 30, 2016. Brazil and Mexico also improved after weaker trends in the first half of the year.
However, softer trends were seen among Life Science customers in some European countries, such as Germany, as sales grew 1% in the EMEA region when excluding the loss of three percentage points of sales growth due to adverse currency movements for the three-month period ended September 30, 2016. Slower trends among Academia customers in some European markets were offset by better trends among Pharma and Molecular Diagnostic customers with solid gains in the Middle East and Nordic regions.
China led the Asia-Pacific / Japan region to 21% growth when excluding the gain of two percentage points of sales growth due to favorable currency movements during the three-month period ended September 30, 2016. Growth contributions continued from South Korea, Australia and India, while Japan turned to higher sales after weaker first half of 2016.
The top seven emerging markets delivered 20% growth when excluding the loss of two percentage points of sales growth due to adverse currency movements during the three-month period ended September 30, 2016. The countries of Brazil, Russia, India, China, South Korea and Mexico delivered double digit gains, while Turkey contributed at a mid-single-digit rate.
Gross Profit
Gross profit was $220.8 million (65% of net sales) for the three-month period ended September 30, 2016, as compared to $204.6 million (65% of net sales) in the same period in 2015. Gross profit for the nine-month period ended September 30, 2016 was $616.5 million (63% of net sales) as compared to $603.1 million (65% of net sales) for the same period in 2015. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Gross margin in the first nine months of 2016 was impacted by lower gross margins for companion diagnostic partnerships. Additionally, during the first nine months of 2016, we incurred incremental costs in connection with the relocation and centralization of the manufacturing of certain products to our European production site in Hilden, Germany and also in connection with the in-sourcing of the manufacturing of our QuantiFERON product to our U.S. production site in Germantown, Maryland.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the third quarter of 2016, the amortization expense on acquisition-related intangibles within cost of sales increased to $20.3 million compared to $19.8 million in the same period of 2015. For the nine-month period ended September 30, 2016, the amortization expense on acquisition-related intangible amortization was $60.1 million compared to $58.7 million in the same period of 2015. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Research and Development
Research and development expenses increased by 2% to $36.2 million (11% of net sales) in the third quarter of 2016, compared to $35.6 million (11% of net sales) in the same period of 2015. For the nine-month period ended September 30, 2016, research and development expenses increased by 10% to $118.1 million (12% of net sales) compared to $107.5 million (12% of net sales) for the same period in 2015. During 2015, we introduced our GeneReader NGS System and continue to invest in research and development as we develop a range of upgrades and enhancements to address new applications and market segments. We also plan to introduce additional cancer-related gene panels, with longer-term expansion of the NGS content menu beyond oncology. The increase in research and development costs during the first nine months of 2016 also reflects our ongoing investments in NGS and our life sciences portfolio, as well as our acquisitions of MO BIO in late 2015 and Exiqon in 2016 together with regulatory activity in support of new products. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased by 6% to $94.4 million (28% of net sales) in the third quarter of 2016 from $88.8 million (28% of net sales) in the same period of 2015. For the nine-month period ended September 30, 2016, sales and marketing expenses increased by 7% to $287.2 million (30% of net sales) from $267.2 million (29% of net sales) for the same period in 2015. Sales and marketing expenses were higher as a percentage of sales in 2016 as compared to 2015 to support commercialization of growth drivers and geographic expansion. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. In the first nine months of 2016, we continued investments in our commercialization activities related to our sales force, in particular the addition of sales representatives for QuantiFERON TB and the life sciences markets. We have also continued our e-commerce initiatives as well as investments to expand our presence in markets such as the Middle East and Asia. These incremental investments more than offset favorable currency impacts and lower compensation costs following a reassessment of stock units with performance criteria. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. Further, looking forward we expect a lower cost base following the realignment of marketing activities as part of the restructuring project announced in the fourth quarter of 2016.
General and Administrative, Integration and Other Costs
General and administrative, integration and other costs were $33.3 million (10% of net sales) in the third quarter of 2016 as compared to $24.6 million (8% of net sales) in the third quarter of 2015. During the nine-month period ended September 30, 2016, we recorded general and administrative, integration and other costs of $89.9 million (9% of net sales) compared to $78.2 million (8% of net sales) for the same period in 2015. The increase in the three- and nine-month periods ended September 30, 2016 reflects in part acquisition and integration related costs of $9.3 million and $21.3 million, respectively, of which $1.1 million and $4.7 million, respectively, were incurred in connection with the second quarter acquisition of Exiqon. Acquisition and integration related costs for the nine-month period ended September 30, 2016 include $4.0 million of the total $5.5 million gains recorded in general and administrative costs from the reduction in the fair value of contingent consideration following unmet milestones. The increase in general and administrative, integration and other costs reflects the impact of lower share based compensation costs during the three- and nine-month periods ended September 30, 2015 following a reassessment of stock units with performance criteria. As we further integrate acquired companies and pursue opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2016. Over time, we believe the integration activities will reduce expenses as we improve efficiency in the combined operations.
Additionally, during the fourth quarter of 2016, we announced initiatives aimed at supporting sales growth and improving our margins. The related actions include closing two sites and expanding the use of shared service centers together with realigning marketing activities and optimizing commercial channels and digital opportunities. During the fourth quarter of 2016, we expect to record approximately $75.0 million in restructuring costs, of which approximately $35.0 million are expect to be non-cash primarily related to asset abandonments. We also estimate that we will record approximately $10.0 million in restructuring charges over the course of 2017.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset. During the quarter ended September 30, 2016, the amortization expense on acquisition-related intangibles within operating expense increased to $9.9 million compared to $9.6 million during the same period of 2015. We recorded amortization expense on acquisition-related intangibles with operating expense of $29.4 million during the nine-month period ended September 30, 2016 compared to $28.9 million for the same period of 2015. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Other Income (Expense), net
Total other expense was $10.3 million and $23.7 million in the three- and nine- month periods ended September 30, 2016, respectively, compared to $8.6 million and $35.3 million in the same periods of 2015. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income and impacts of foreign currency transactions. Included in other income (expense), net for the nine months ended September 30, 2015 is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with QIAGEN Finance. This transaction is discussed more fully in Note 9, "Debt."
Interest expense increased to $9.6 million during the quarter ended September 30, 2016 compared to $9.2 million in the same period of 2015. During the nine-month periods ended September 30, 2016 and 2015, we recorded interest expense of $28.4 million and $27.7 million in each period, respectively. Interest costs primarily relate to debt, discussed in Note 9, "Debt" in the accompanying notes to the condensed consolidated financial statements.

For the three-month periods ended September 30, 2016 and 2015, interest income was $1.7 million and $1.3 million, respectively. For the nine-month period ended September 30, 2016, interest income increased to $4.7 million from $3.0 million in the same period 2015. Interest income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives and other components including the interest portion of operating lease transactions.
For the three- and nine- month periods ended September 30, 2016, we recorded a net loss on foreign currency transactions of $0.2 million and a net gain of $0.7 million, respectively. For the three- and nine- month periods ended September 30, 2015 we recorded net losses on foreign currency transactions of $0.2 million and $0.1 million, respectively. These gains and losses are due to foreign currency rate fluctuations.
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the third quarters of 2016 and 2015, our effective tax rates were 8.0% and 9.5%, respectively. For the nine-month periods ended September 30, 2016 and 2015, our effective tax rates were (2.1)% and 8.7%, respectively. During the three- and nine-month periods ended September 30, 2016, we released zero and $6.8 million, respectively, of unrecognized tax benefits due to the closure of a tax audit or lapse of statute of limitations. Additionally, in 2016 and 2015, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pre-tax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application or the termination or reduction of certain government incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility” in Item 3 Risk Factors of the 2015 Annual Report on Form 20-F for the year ended December 31, 2015.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2016 and December 31, 2015, we had cash and cash equivalents of $354.6 million and $290.0 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2016, cash and cash equivalents had increased by $64.6 million from December 31, 2015, primarily due to cash provided by operating activities of $241.6 million partially offset by cash used in investing activities of $163.3 million offset and cash used in financing activities of $15.8 million. As of September 30, 2016 and December 31, 2015, we had working capital of $712.9 million and $693.0 million, respectively.
Operating Activities. For the nine months ended September 30, 2016 and 2015, we generated net cash from operating activities of $241.6 million and $230.7 million, respectively. While net income was $69.5 million for the nine months ended September 30, 2016, non-cash components in income included $156.7 million of depreciation and amortization. Operating cash flows include a $9.0 million decrease due to changes in working capital excluding changes in fair values of derivative instruments. The current period change in working capital is primarily due to increased inventories, decreased accrued liabilities and accounts payable, partially offset by decreased accounts receivable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
In November 2016, we announced a series of restructuring initiatives to further improve how we operate as an organization. The related actions include closing two sites, expanding the use of shared service centers, realigning marketing activities within the company, and further optimizing commercial channels. We anticipate a pre-tax restructuring charge of approximately $75 million in the fourth quarter of 2016, including approximately $35 million of non-cash items. Furthermore, we plan to take pre-tax restructuring charges of approximately $10 million over the course of 2017.
Investing Activities. Approximately $163.3 million of cash was used in investing activities during the nine months ended September 30, 2016 compared to cash used of $17.1 million for the same period in 2015. Cash used in investing activities during the nine months ended September 30, 2016 consisted principally of $436.2 million for purchases of short-term investments and $54.8 million paid for purchases of property, plant and equipment, as well as $12.7 million paid for intangible assets and $21.4 million paid for investments partially offset by $458.9 million from the sale of short-term investments. Additionally, during 2016 cash paid for acquisitions, net of cash acquired, totaled $90.5 million primarily for the acquisition of Exiqon.
Financing Activities. Financing activities used $15.8 million of cash for the nine months ended September 30, 2016 compared to $262.2 million for the nine months ended September 30, 2015. Cash used in financing activities during the nine months ended

September 30, 2016 consisted primarily of $6.7 million for the repayment of debt assumed via the acquisition of Exiqon as discussed in Note 9 "Debt", as well as other financing activities including $3.1 million paid for contingent consideration as discussed in Note 8 "Fair Value Measurements", $5.5 million for the acquisition of the remaining noncontrolling interests of Exiqon as discussed in Note 2 "Acquisitions", and $2.6 million net cash paid in association with collateralization contracts in a liability position as discussed in Note 7 "Derivatives and Hedging." Cash used during the nine months ended September 30, 2015 was mainly due to the repayment of the long-term debt of QIAGEN Finance of $250.9 million as discussed in Note 9 "Debt" as well as $20.8 million due to the purchase of treasury shares as discussed in Note 12 "Equity."
In October 2015, we extended the maturity of our €400.0 million syndicated multi-currency revolving credit facility, which now has a contractual life until December 2020 of which no amounts were utilized at September 30, 2016. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of September 30, 2016. We also have capital lease obligations, including interest, in the aggregate amount of $3.1 million, and carry $1.1 billion of long-term debt, as of September 30, 2016.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes” which are discussed fully in Note 9 "Debt." Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, respectively, unless repurchased or converted in accordance with their terms prior to such date.
We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other (expense) income, net.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support our longer-term business expansion.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $57.3 million based on the achievement of certain revenue and operating results milestones as follows: $29.7 million in the remainder of 2016, $15.5 million in 2017, $5.1 million in 2019 and $7.0 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $57.3 million total contingent obligation, we have assessed the fair value at September 30, 2016 to be $9.6 million of which $6.7 million is included in other long-term liabilities and $2.9 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet.
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.8 million QIAGEN shares were repurchased for $20.8 million. This program expired in December 2015. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.
On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program which is expected to be completed by the end of 2017.
In August 2016, we announced the plan to return approximately $250 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The proposal was approved by our shareholders at an Extraordinary General Meeting held on October 26, 2016, and will enable us to return capital to shareholders in a faster and more efficient way than through a traditional open-market repurchase program. We intend to fund the capital repayment, from existing cash reserves and expect to maintain our current unrated, investment-grade credit profile. The related series of transactions are expected to be completed in early January 2017.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2015.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine-month periods ended September 30, 2016 resulted in a net loss of $0.2 million and a net gain of $0.7 million, respectively, compared to a net losses of $0.2 million and $0.1 million in the same periods ended 2015 and are included in other income (expense), net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange options and cross-currency swaps.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2015. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2016.

Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2016 and December 31, 2015.

Contractual Obligations
There were no material changes at September 30, 2016 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2015.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2015 Annual Report on Form 20-F for the year ended December 31, 2015. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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